June 16, 2016

VIA EDGAR TRANSMISSION
AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attn: W. John Cash

Re:    The Chemours Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 1-36794

Dear Mr. Cash:

On behalf of The Chemours Company (the “Company” or “Chemours”), this letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) contained in the letter dated May 23, 2016 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, file no. 1-36794, filed on February 25, 2016 (the “Form 10-K”). Capitalized terms used and otherwise not defined have the meanings assigned to such terms in the Form 10-K or its exhibits, as applicable.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to the page numbers and section headings refer to the page numbers and section headings of the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Recent Developments, page 38
Transformation Plan, page 38

1.
We note that you expect the transformation plan to deliver $500 million of incremental Adjusted EBITDA improvement over 2015 through 2017. Please disclose your expected GAAP cost savings. Ensure future filings address whether your actual results are in line with the anticipated cost savings. If the anticipated savings are not achieved as expected, ensure your disclosures address the reasons for the differences. Please refer to SAB Topic 5:P.4 for guidance.

The Company's expected $500 million incremental Adjusted EBITDA improvement is comprised of approximately $350 million from cost savings initiatives and approximately $150 million from growth initiatives, both of which are expected to have a similar impact on pre-tax earnings.

Mr. W. John Cash
Securities and Exchange Commission
June 16, 2016

In response to the Staff’s comment, in our future filings, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2016, we will include within the Transformation Plan discussion of our MD&A the following:

“Based on our anticipated cost reduction and growth initiatives, we expect that our cost savings of approximately $350 million and approximately $150 million in improvements from growth initiatives will also improve our pre-tax earnings by similar amounts through 2017.”

Also, we will clarify whether our actual results are in line with anticipated improvements from cost savings and growth initiatives for the applicable fiscal year. In addition, although we anticipate that we will achieve our estimated cost savings and growth initiatives through 2017, we will address in our future filings if these anticipated benefits are not achieved.

Results of Operations, Page 40
(Benefit from) provision for income taxes, page 42

2.
Please revise your disclosure to better explain your changes in your income tax (benefit) and expense. In this regard, based on your reconciliation on page F-12, it is unclear how your effective tax rate was increased by tax benefits recognized from the restructuring and asset impairments in the U.S. Please also explain how the increase in the effective tax rate was offset by earnings in foreign subsidiaries. In this regard, it appears from your reconciliation on page F-21 that the benefit from (lower effective tax rate) on international operations was more significant in 2015 than 2014.

We acknowledge the Staff's comments and recognize we previously disclosed the Company’s “decrease in the tax provision and the corresponding increase in effective tax rate were due primarily to tax benefits recognized from the restructuring and asset impairment charges in the U.S. recorded in the second half of 2015, partially offset by earnings in foreign jurisdictions.” These changes were comprised of a $738 million decrease in pre-tax income primarily due to continued pressure on TiO2 prices, soft demand conditions for certain fluoropolymers products, and restructuring and asset impairment charges, most of which occurred in the U.S.  The earnings in our foreign operations remained substantially consistent with the prior year.

In response to the Staff’s comment, we will include in our next Annual Report on Form 10-K for the year ended December 31, 2016 the following disclosure to clarify and better explain the changes in our income tax (benefit) and expense in 2015 and 2014 as follows:

“For the years ended December 31, 2015 and 2014:  For the year ended December 31, 2015, Chemours recorded a tax benefit of $98 million with an effective income tax rate of approximately 52%.  For the year ended December 31, 2014, Chemours recorded a tax provision of $149 million with an effective tax rate of approximately 27%.  The $247 million decrease in the tax provision was related to the $738 million decrease in income before income taxes.  This decrease in income before income taxes was primarily due to continued pressure on TiO2 prices, soft demand conditions for certain fluoropolymers products, and restructuring and asset impairment charges.  Although the earnings in our foreign operations remained consistent for the years ended December 31, 2015 and 2014, the earnings in the U.S. were impacted by the aforementioned factors. The mix of geographical earnings resulted in the effective tax rates varying between 2015 and 2014.”

Mr. W. John Cash
Securities and Exchange Commission
June 16, 2016

Titanium Technologies, page 43

3.
Please expand your disclosures to provide better insight into the significant decrease in Adjusted EBITDA and Adjusted EBITDA margins. In this regard, quantify the changes of the items you identified as drivers of the decrease in these measures as well as those items that offset these negative drivers.

In response to the Staff’s comment, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2016, we will clarify and quantify the material changes in our Adjusted EBITDA to provide additional clarity with respect to the factors impacting our Titanium Technologies segment results. We will also include in our next Annual Report on Form 10-K for the year ended December 31, 2016 the following disclosure to quantify the significant changes in Adjusted EBITDA for the Titanium Technologies segment in 2015 as follows (language in bold fonts are additions made to the previously disclosed paragraph):

“Adjusted EBITDA decreased by 55% during the year ended December 31, 2015 in comparison with the same period in 2014. Adjusted EBITDA margin also decreased during the year ended December 31, 2015 in comparison with same period in 2014. The decreases were primarily driven by lower sales and margin which contributed to an approximately 39% decrease in Adjusted EBITDA due to lower prices, and unfavorable effects of foreign currency which contributed to an approximately 19% decrease in Adjusted EBITDA. Partially offsetting these decreases were productivity improvement initiatives, which resulted in lower raw materials, energy and plant operating costs, as well as the impact of our cost reduction programs, which included certain Titanium Technology plant shut-downs and global headcount reductions.”

Liquidity and Capital Resources, page 45

4.
We note that you have foreign operations and unremitted earnings of subsidiaries outside of the U.S. for which you have not provided deferred income taxes. To the extent applicable and material, please revise future annual and quarterly filings to address the following:

•	Disclose the amount of cash and cash equivalents held by foreign subsidiaries as of the most recent balance sheet date presented; and

•	Discuss the potential tax implications if such funds are needed for operations in the U.S.

In response to the Staff’s comment, we will include in our future filings, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2016, disclosure of the amount of foreign cash and cash equivalents, to the extent material, under the heading “Liquidity and Capital Resources.” The revised disclosure will also include financial information as of June 30, 2016 and December 31, 2015, as follows:

“As of June 30, 2016 and December 31, 2015, we had $[ ] million and $271 million of cash and cash equivalents on our balance sheet held by our foreign subsidiaries, all of which is readily convertible into currencies used in the Company's operations, including the U.S. dollar. Cash and earnings of our foreign subsidiaries are generally used to finance their operations and capital expenditures. At June 30, 2016 and December 31, 2015, management believed that sufficient liquidity was available in the United States, and it is the Company's intention to indefinitely reinvest undistributed earnings of our foreign subsidiaries outside of the United States. No deferred tax liabilities have been recognized with regard to the approximately $[ ] million and $271 million of cash of our foreign subsidiaries as of June 30, 2016 and December 15, 2015, respectively, and undistributed earnings. Potential tax implication of the repatriation of unremitted earnings are driven by facts at the time of distribution therefore it’s not practicable to estimate the income tax liabilities that might be incurred if such earnings were remitted to the U.S.”

Mr. W. John Cash
Securities and Exchange Commission
June 16, 2016

Although we have no intention to repatriate the undistributed earnings of our foreign subsidiaries at present, if such funds are needed for operations in the U.S., to the extent applicable and material, the Company will revise future annual and quarterly filings to address the potential tax implications.

Supplementally, we note that at March 31, 2016 the amount of cash and cash equivalents held by our foreign subsidiaries was $260 million, and the Company's indefinite reinvestment assertion was described within Item 7 of the Form 10-K under header Critical Accounting Policies and Estimates - Income Taxes.

Financing Transactions, page 47

5.
We note that you entered into amendments to your Revolving Credit Agreements in the third quarter of 2015, as well as the first quarter of 2016. Please expand your disclosures regarding the credit facility to address each of the following:

•	An explanation of the specific factors that prompted the need to amend the credit facility in the third quarter of 2015 and then again in the first quarter of 2016;

•	A more specific discussion of the covenants you needed relief from;

•
A discussion of the impact of reducing the credit facility by $250 million to $750 million and your conclusion that your operations and debt financing arrangements will provide sufficient liquidity over the next 12 months; and

•	A discussion of the impact to your consolidated financial statements and business if you are unable to meet the amended debt covenants.

Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, in our future filings beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2016, we will revise our disclosure under the “Liquidity and Capital Resources” section to expand the discussions of the amendments to our credit agreement as follows:

“In September 2015, in connection with the Company's transformation plan announced in August 2015, the Company undertook a first amendment to the credit agreement to allow pro forma inclusion of future benefits from cost savings initiatives in the calculation of financial covenants that rely on consolidated EBITDA beginning from the quarter ended September 30, 2015. Since the revolver availability in any quarter is determined by the cushion remaining in the financial maintenance covenants at the end of the previous quarter, this amendment increased the Company's access to its revolving credit facility.

In February 2016, the Company proactively pursued a second amendment to the credit agreement in order to ensure that it would retain adequate liquidity and sufficient cushion in the event of an unexpected, further significant decline in TiO2 pricing. The second amendment also provided further flexibility by allowing the Company to include, on a pro forma basis, future benefits of cost savings initiatives in the calculation of financial covenants that rely on consolidated EBITDA for an additional year, and increased the amount of the applicable cost savings benefits that could be utilized in the covenant calculation. In addition, the second amendment replaced the total net leverage ratio with the senior secured net leverage ratio and modified the minimum required levels of the interest expense coverage ratio. These changes were designed to allow the Company to have full access to the revolving credit facility, provide flexibility to execute its transformation plan through 2017 and provide additional cushion in the event of an unexpected, further significant decline in TiO2 pricing. Furthermore, the amendment reduced the size of the revolving credit facility by $250 million to $750 million. With the on-going efforts to improve working capital usage as a part of our transformation plan,

Mr. W. John Cash
Securities and Exchange Commission
June 16, 2016

we believe that $750 million of revolver access will be sufficient to meet our working capital and other cash needs over the next 12 months.

In the event of a default under the revolving credit facility, our lenders under the revolving credit facility can terminate their commitments thereunder, cease making further revolving loans and accelerate outstanding revolving loans. This would allow the lenders under the revolving credit facility to declare the outstanding term loans to be immediately due and payable and to institute foreclosure proceedings against the collateral securing the credit facility, which could force us into bankruptcy or liquidation. Any event of default or declaration of acceleration under the credit agreement also may result in an event of default under the indenture governing the notes. Any such default, event of default or declaration of acceleration could materially and adversely affect our results of operations and financial condition. Please see the section titled “Risks Related to our Indebtedness” of the “Risk Factors” section of the Form 10-K for additional detail.”

Supplementally, in response to the Staff's comments, we inform the staff that average global TiO2 prices currently are at levels above December 31, 2015. With respect to the impact of the $250 million reduction in the credit facility on our liquidity, we inform the Staff that the Chemours business is subject to seasonality, with working capital as a use of cash in the first half of the year, and working capital as a source of cash in the second half of the year. Prior to our separation from DuPont, a $1 billion revolver was negotiated to preserve the Company's ability to fund its working capital requirements without any other external borrowing. However, as disclosed in our Quarterly Report on Form 10-Q for the periods ended on June 30, 2015 and September 30, 2015, the Company did not have full access to the revolver due to the restrictions imposed by the financial maintenance covenants. The second amendment provided full access to the revolver even though its size was reduced from $1 billion to $750 million. We believe a revolving credit facility of this size provides adequate liquidity for all of the Company’s potential cash needs. We drew funds from our revolver only once in 2015, which were fully repaid shortly thereafter.

6.
We note that you were in compliance with your debt covenants as of December 31, 2015. If it is reasonably possible that you may violate a material debt covenant(s), please disclose your actual amounts/ratios as of each reporting date in addition to the required amounts/ratios. This will allow readers to understand how much cushion there is between your actual amounts/ratios and the required amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

At December 31, 2015, under the then existing credit agreement, the Company was in full compliance with its covenants. Prior to the second amendment to the credit agreement, the Company was required to maintain a total net leverage ratio of not more than 5.75 to 1.00 and a minimum interest expense coverage ratio of 3.00 to 1.00. The Company's actual ratios as of December 31, 2015 were 4.98 to 1.00 and 3.30 to 1.00, respectively.

The second amendment to the credit agreement became retroactively effective on December 31, 2015, and among other things, replaced the total net leverage ratio covenant with the senior secured net leverage ratio covenant of not more than 3.50 to 1.00 for each quarter through December 31, 2016, and modified the minimum required levels of the interest expense coverage ratio to 1.75 to 1.00 each quarter through June 30, 2017. Our senior secured net leverage ratio and interest expense coverage ratio as of December 31, 2015 were 1.52 to 1.00 and 3.34 to 1.00, respectively.

As of March 31, 2016 and based upon our current outlook through the remainder of 2016, the Company continues to believe that it is not reasonably possible that a violation of a material debt covenant will occur.

Mr. W. John Cash
Securities and Exchange Commission
June 16, 2016

Cash Flow, page 46

7.
You indicate that one of your primary sources of your liquidity is cash flows from operations. Please address the fact that there has been a significant negative trend in your cash flows from operations since 2011, which has continued through 2015.

In response to the Staff’s comment, in our future filings beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2016, we will include additional discussion of our operating cash flows as follows:

“Chemours’ operating cash flow generation is driven by, among other things, global economic conditions generally and the resulting impact on demand for our products, raw material and energy prices, and industry-specific issues, such as production capacity and utilization. Chemours has generated strong operating cash flow through various industry and economic cycles evidencing the operating strength of our businesses. Over the industry cycles in recent years, cash flows from operating activities increased in years leading up to the historical peak profitability achieved in 2011, and have decreased annually since that time. Despite the challenging market conditions in the TiO2 industry since the historical peak profitability in 2011, we anticipate that through our cost reduction efforts and growth initiatives, our operations will provide sufficient liquidity to implement the transformation plan and support cash needs for the business.”

Supplementally, we note that while the Company experienced lower operating cash flows during 2015, which was a significant decline when compared to prior years, the Company drew from its revolver only once, which draw was repaid in full shortly thereafter. After the separation from DuPont, management's focus on cost reduction, growth initiatives and working capital improvements has helped drive improvements in our operating cash flows. We expect to generate modestly positive operating cash flows in 2016 driven by improvements in TiO2 pricing, growth from OpteonTM and improvements in our working capital. In our future filings, we will further clarify these expectations in the Outlook discussion of our MD&A.

Non-GAAP Financial Measures, page 56

8.
Please revise future filings to define “non-operating pension and other postretirement employee benefit costs” and the reason for its exclusion in the calculation of adjusted net income and adjusted EBITDA.

In response to the Staff’s comment, we will revise our future filings, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2016, to define “non-operating pension and other postretirement employee benefit costs”, which represents “the components of net periodic pension costs (income) excluding service cost component”. Such costs (income) were excluded from Adjusted EBITDA because management, including our CODM, believes that these costs (income) are not indicative of the ongoing operational performance of our business segments as these costs are not driven by business operations but rather are based on certain actuarially determined assumptions (e.g. interest rates) that are subject to changes year over year.

As described on page 57 of the Form 10-K, Part II Item 7 - Non-GAAP Financial Measures, “We believe the presentation of these non-GAAP financial measures, when used in conjunction with GAAP financial measures, is a useful financial analysis tool that can assist investors in assessing the Company’s operating performance and underlying prospects. This analysis should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. In the future, we may incur expenses similar to those eliminated in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net Income and Free Cash

Mr. W. John Cash
Securities and Exchange Commission
June 16, 2016

Flow should not be construed as an inference that our future results will be unaffected by unusual or infrequently occurring items.”

We do not believe these costs (income) represent the underlying value of ongoing operations. As such, these non-operating components of pension cost and other adjustments were excluded from Adjusted EBITDA to enable an investor to better assess our underlying operating performance.

Consolidated Financial Statements, page F-1

Note 3. Summary of Significant Accounting Policies, page F-9 and
Note 8. Income Taxes, page F-20

9.
We note that your $32 million reduction to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations, as well as your $36 million release of the valuation allowance, were both related to the DuPont tax matters agreement. Please tell us supplementally and revise to clarify how these adjustments impacted your results of operations, if at all. Specifically address why these adjustments do not appear to have impacted your effective tax rate.

We acknowledge the Staff’s comment and respectfully inform the Staff that Chemours and DuPont entered into a Tax Matters Agreement (Exhibit 10.2 to the Form 10-K) in connection with the spin-off effective July 1, 2015. This agreement governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. The $32 million reduction to unrecognized tax benefits represents DuPont’s responsibilities for uncertain income tax positions recorded prior to 2015. The $36 million release of valuation allowance had a corresponding deferred tax asset for tax loss carryforward incurred prior to July 1, 2015 that is attributable to DuPont’s tax periods. These adjustments were recorded in “DuPont Company Net Investment” of the Consolidated Statements of Stockholders’ Equity on the separation date of July 1, 2015 and therefore did not impact the Company’s results of operations and the effective tax rate for the year ended December 31, 2015.
In response to the Staff's comment, we will revise our disclosures related to these matters in our next Annual Report on Form 10-K for the year ended December 31, 2016 as follows:
With respect to the $32 million unrecognized tax benefit on page F-22 of the Form 10-K footnote (1):
“Reduction to unrecognized tax benefits represents DuPont’s responsibilities for uncertain income tax positions recorded prior to July 1, 2015 pursuant to the tax matters agreement. The reduction was recorded in "DuPont Company Net Investment" of the Consolidated Statements of Stockholders' Equity.”
With respect to the $36 million release of valuation allowance on page F-23 of the Form 10-K footnote (1):
“Release of valuation allowance during 2015 was related to tax loss carryforward incurred prior to July 1, 2015 that is attributable to DuPont’s tax periods pursuant to the tax matters agreement. The adjustment was recorded in "DuPont Company Net Investment" of the Consolidated Statements of Stockholders' Equity.”

Mr. W. John Cash
Securities and Exchange Commission
June 16, 2016

Note 6. Employee Separation and Asset Related Charges, Net, page F-17

10.
With reference to the property, plant and equipment and other asset impairment charges related to your Titanium Technologies Plant Closures, please revise your disclosure to indicate the method or methods you used in determining the fair values of the impaired assets and disclose the remaining carrying values of these assets. Refer to ASC 360-10-50 and ASC 820-10-50-5.

We acknowledge the Staff’s comment and respectfully inform the Staff that the impairment recorded by our Titanium Technologies segment did not result from an impairment assessment of an asset group but rather an accelerated depreciation of its Edge Moor plant assets as a result of the Company’s decision in August 2015 to cease the production of TiO2 at its Edge Moor plant and shut down the plant effective in September 2015. Given the timing of the decision and that the plant assets no longer provide economic benefits to the Company, the assets were substantially written off as of September 30, 2015. Therefore, we believe disclosure of the method or methods used in determining the fair values of the impaired assets as required by ASC 360-10-50 is not applicable. The remaining carrying values of the assets not written off were less than $1 million which was deemed not material for disclosure purposes. This represents primarily fixed assets that were and will be transferred to and used by another Titanium Technologies plant in the United States. In addition, salvage value was minimal due to the potentially substantial dismantling and clean-up cost necessary to bring the asset to a saleable condition. As a result, there was no amount to disclose as being recorded at fair value on a non-recurring basis at December 31, 2015.

We will revise our disclosure pertaining to Titanium Technologies Plant closures in our next Annual Report on Form 10-K for the year ended December 31, 2016 as follows (language in bold fonts are additions made to the previously disclosed paragraph), updated as necessary:

“In August 2015, the Company announced the closure of its Edge Moor, Delaware manufacturing site located in the U.S. The Edge Moor plant produced TiO2 product for use in the paper industry and other applications where demand has steadily declined, resulting in underused capacity at the plant. In addition, the Company permanently shut down one underused TiO2 production line at its New Johnsonville, Tennessee plant. The Company stopped production at Edge Moor in September 2015 and immediately began decommissioning the plant. These actions resulted in the write-off of substantially all of the Edge Moor plant asset carrying value in 2015. The Company completed its decommissioning activities in the first quarter of 2016 and commenced dismantling the plant. Dismantling and removal activities are expected to be completed in early 2017.”

Note 12. Property, Plant and Equipment, page F-25

11.	Please disclose the remaining carrying value of the RMS manufacturing facility. Refer to ASC 820-10-50-5.

In response to the Staff's comment, we will revise in our next Annual Report on Form 10-K for the year ended December 31, 2016 the impairment discussion of the RMS manufacturing facility as follows (language in bold fonts are additions made to the previously disclosed paragraph):

“During the third quarter of 2015, in connection with the strategic evaluation of the Chemical Solutions portfolio, excluding cyanides, the Company determined that the carrying value of the RMS manufacturing facility of the Chemical Solutions segment may not be recoverable given the strategic decision to discontinue investment in the business. An impairment evaluation was performed which indicated that the carrying amount of this asset group in the U.S. was not recoverable when compared to the expected undiscounted cash flows.

Mr. W. John Cash
Securities and Exchange Commission
June 16, 2016

Based on management’s assessment of the fair value of the asset group, the Company determined that the carrying value of that asset group exceeded the fair value and, as a result, a $45 pre-tax impairment charge was recorded in the Chemical Solutions segment, which represents an impairment of substantially all of the remaining net book value of the RMS asset group. The fair value of the asset group was determined using an income approach based on the present value of the estimated future cash flows. The key assumptions used included growth rates and cash flow projections, discount rate, tax rate and an estimated terminal value. The amount was recorded in employee separation and asset related charges, net in the Consolidated Statements of Operations.”

We advise the Staff that after the impairment charge, the RMS manufacturing facility has substantially no remaining carrying value as the salvage value is minimal due to the potentially substantial dismantling and clean-up cost necessary to bring the asset to a saleable condition. As a result, there was no amount to disclose as being recorded at fair value on a non-recurring basis at December 31, 2015.

Note 19. Commitments and Contingencies, page F-31
Litigation, page F-31

12.
Please reconcile your statement: “Except for the PFOA litigation for which a separate assessment is provided in this Note, while management believes it is reasonably possible that Chemours could incur losses in excess of the amounts accrued, if any, for the aforementioned proceedings, it does not believe any such loss would have a material impact on Chemours' consolidated financial position, results of operations or liquidity,” with your following statement: “In the event that DuPont seeks indemnification for adverse trial rulings or outcomes for any such matter, these indemnification claims could materially adversely affect Chemours' financial condition.” Please revise your disclosure as necessary to address this apparent contradiction.

We acknowledge the Staff's comment and respectfully inform the Staff that the first statement cited, “Except for the PFOA litigation for which a separate assessment is provided in this Note, while management believes it is reasonably possible that Chemours could incur losses in excess of the amounts accrued, if any, for the aforementioned proceedings, it does not believe any such loss would have a material impact on Chemours’ consolidated financial position, results of operations or liquidity”, specifically excludes PFOA litigation while the second statement cited regarding indemnification for adverse trial rulings, “In the event that DuPont seeks indemnification for adverse trial rulings or outcomes for any such matter, these indemnification claims could materially adversely affect Chemours’ financial condition” refers to the PFOA litigation discussed in the succeeding paragraph on page F-32.

In our future filings, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2016, we will revise the cited litigation disclosure as follows (language in bold fonts are additions made to the previously disclosed paragraph):

“Except for the PFOA litigation for which a separate assessment is provided in this Note, while management believes it is reasonably possible that Chemours could incur losses in excess of the amounts accrued, if any, for the aforementioned proceedings, it does not believe any such loss would have a material impact on Chemours' consolidated financial position, results of operations or liquidity. With respect to the litigation matters discussed below, including PFOA litigation, management's estimate of the probability of loss in excess of the amounts accrued, if any, is addressed individually for each matter. In the event that DuPont seeks indemnification for adverse trial rulings or outcomes for any such matter relating to PFOA, these indemnification claims could materially adversely affect Chemours' financial condition. Disputes between Chemours and DuPont may also arise with respect to indemnification matters, including disputes based

Mr. W. John Cash
Securities and Exchange Commission
June 16, 2016

on matters of law or contract interpretation. If and to the extent these disputes arise, they could materially adversely affect Chemours.”

PFOA, page F-32

13.
We note that during 2015 there were 600 claims filed in federal and state courts alleging personal injury against DuPont related to exposure to PFOA. Please revise your disclosure to include this information so that readers can assess the level of claims activity for each period presented.

In response to the Staff’s comment, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2016, we will revise our disclosure on PFOA to include changes in the number of filed cases as follows (language in bold fonts are additions made to the previously disclosed paragraph):

“Class members may pursue personal injury claims against DuPont only for those human diseases for which the C8 Science Panel determined a probable link exists. At June 30, 2016 and December 31, 2015, there were approximately [ ] lawsuits and 3,500 lawsuits, respectively, filed in various federal and state courts in Ohio and West Virginia, an increase [or decrease] of approximately [ ] and 600 over year end 2014, respectively. These lawsuits are consolidated in multi-district litigation (MDL) in Ohio federal court.”

Note 23. Geographic and Segment Information, page F-43

14.
We note that products are transferred between segments on a basis to reflect, as nearly as practicable, the market value of the products. Please revise your presentation of revenues by reportable segment to separately present revenues from external customers and revenues from transactions with other reportable segments in accordance with ASC 280-10-50-22.

We acknowledge the Staff’s comment and recognize the disclosure requirement under ASC 280-10-50-22. We respectfully inform the Staff that the Company did not include the revenues from transactions with other reportable segments because our CODM believes these revenue transactions are not significant to the overall understanding of Company’s consolidated and segment results of operations, and are not considered in making operating decisions. For the years ended December 31, 2015, 2014 and 2013, total revenues from other reportable segments were $3 million, $7 million and $8 million, respectively. We expect this trend to continue. In the event the intersegment sales become material in future periods, we will disclose such amounts including the comparative information in prior periods.

In our future filings, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2016, we will revise our segment disclosure with reference to products transferred between segments as follows: “Certain products are transferred between segments on a basis intended to reflect, as nearly as practicable, the market value of the products. These product transfers were limited and were not significant for each of the periods presented.”

In addition, we will also revise the “Net sales” line on the segment financial table to “Net sales to external customers.”

15.	With reference to ASC 280-10-50-40, please provide revenues from external customers for each product and service or each group of similar products and services.

In our future filings, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2016, we will revise the “Net sales” line on the segment financial table to “Net sales to external customers.”

Mr. W. John Cash
Securities and Exchange Commission
June 16, 2016

Also, we acknowledge that we disclosed on Item 1 Business section of the Form10-K our product groups. We will include in our next Annual Report on Form 10-K for the year ended December 31, 2016 the net sales from external customers by product group as follows:

	Year ended December 31,
	2016	2015	2014

Titanium dioxide	$ [ ]	$2,392	$2,937
Fluoropolymers	[ ]	1,246	1,326
Fluorochemicals	[ ]	984	1,001
Performance chemicals and intermediates	[ ]	551	621
Cyanides	[ ]	301	314
Sulfur	[ ]	243	233
	$—	$5,717	$6,432

* * * * *

The Company hereby acknowledges to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact the undersigned at (302) 773-2088 or Amy Trojanowski, Vice President and Controller at (302) 773-0010, should you require further information or have any questions.

Very truly yours,

/s/ Mark E. Newman
Mark E. Newman
Senior Vice President and
Chief Financial Officer

cc:    David C. Shelton, Senior Vice President, General Counsel and Corporate Secretary, The Chemours Company
David M. Lynn, Esq., Morrison & Foerster LLP
Kazi Islam, PricewaterhouseCoopers LLP